UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Iovance Biotherapeutics, Inc.

(Name of Issuer)

common stock, par value $0.000041666

(Title of Class of Securities)

462260 10 0

(CUSIP Number)

December 22, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS MHR Capital Partners Master Account LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,511,920
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 10,511,920

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,511,920
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS MHR ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,997,103
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,997,103
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,997,103
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS MHRC LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,997,103
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,997,103
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,997,103
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,997,103
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,997,103
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,997,103
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS MHR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,997,103
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,997,103
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,997,103
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS Mark H. Rachesky, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,083,951
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,083,951
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,083,951
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON IN

Item 1	(a) Name of Issuer:

Iovance Biotherapeutics, Inc. (the “Issuer”)

Item 1	(b) Address of Issuer’s Principal Executive Offices:

999 Skyway Road, Suite 150, San Carlos, California 94070

Item 2	(a) Name of Person Filing:

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	MHR Capital Partners Master Account LP (“Master Account”);

(ii)	MHR Advisors LLC (“Advisors”);

(iii)	MHRC LLC (“MHRC”);

(iv)	MHR Fund Management LLC (“Fund Management”);

(v)	MHR Holdings LLC (“Holdings”); and

(vi)	Mark H. Rachesky, M.D. (“Dr. Rachesky”).

This statement relates to securities held for the accounts of each of Master Account, a limited partnership organized in Anguilla, British West Indies, MHR Capital Partners (100) LP, a Delaware limited partnership (“Capital Partners (100)”) and Dr. Rachesky. Advisors is the general partner of each of Master Account and Capital Partners (100), and, in such capacity, may be deemed to beneficially own the shares of common stock of the Issuer, par value $.0.000041666 (the “Common Stock”) held for the accounts of each of Master Account and Capital Partners (100). MHRC, a Delaware limited liability company, is the managing member of Advisors and, in such capacity, may be deemed to beneficially own the Common Stock beneficially owned by each of Master Account and Capital Partners (100). Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account and Capital Partners (100), and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the securities reported herein and, accordingly, Fund Management may be deemed to beneficially own the shares of Common Stock reported herein which are held for the account of each of Master Account and Capital Partners (100). Holdings, a Delaware limited liability company, is the managing member of Fund Management and, in such capacity, may be deemed to beneficially own the Common Stock beneficially owned by each of Master Account and Capital Partners (100). Dr. Rachesky is the managing member of MHRC and Holdings and, in such capacity, may be deemed to beneficially own the Common Stock beneficially owned by of each of Master Account and Capital Partners (100).

Item 2	(b) Address of Principal Business Office or, If None, Residence; Citizenship:

Each Reporting Person’s principal business address is:

1345 Avenue of the Americas, 42nd Floor, New York, N.Y. 10105.

Item 2	(c) Citizenship:

The information set forth in Item 2(a) hereto is incorporated by reference.

Item 2	(d) Title of Class of Securities:

common stock, par value $0.000041666

Item 2	(e) CUSIP Number:

462260 10 0

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

As of the date hereof:

1.	Master Account may be deemed to be the beneficial owner of 10,511,920 shares of Common Stock held for its own account.

2.	Capital Partners (100) may be deemed to be the beneficial owner of 1,485,183 shares of Common Stock held for its own account.

3.

Advisors may be deemed to be the beneficial owner of 11,997,103 shares of Common Stock. This number consists of (A) 10,511,920 shares of Common Stock held for the account of Master Account and (B) 1,485,183 shares of Common Stock held for the account of Capital Partners (100).

4.

MHRC may be deemed to be the beneficial owner of 11,997,103 shares of Common Stock. This number consists of (A) 10,511,920 shares of Common Stock held for the account of Master Account and (B) 1,485,183 shares of Common Stock held for the account of Capital Partners (100).

5.

Fund Management may be deemed to be the beneficial owner of 11,997,103 shares of Common Stock. This number consists of (A) 10,511,920 shares of Common Stock held for the account of Master Account and (B) 1,485,183 shares of Common Stock held for the account of Capital Partners (100).

6.

Holdings may be deemed to be the beneficial owner of 11,997,103 shares of Common Stock. This number consists of (A) 10,511,920 shares of Common Stock held for the account of Master Account and (B) 1,485,183 shares of Common Stock held for the account of Capital Partners (100).

7.

Dr. Rachesky may be deemed to be the beneficial owner of 12,083,951 shares of Common Stock. This number consists of (A) 10,511,920 shares of Common Stock held for the account of Master Account, (B) 1,485,183 shares of Common Stock held for the account of Capital Partners (100) and (C) 86,848 shares of Common Stock held directly by Dr. Rachesky.

The percentages set forth below are calculated based on 179,837,684 shares of Common Stock outstanding as of the date hereof, by giving effect to: (i) 157,840,581 shares of Common Stock outstanding as of October 26, 2022, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2022, and (ii) the shares of Common Stock the Reporting Persons believe were issued in the Issuer’s at-the-market offering (the “ATM”), registered by the Issuer on its Form S-3 registration statement with the Securities and Exchange Commission (“SEC”) file no. 333-238724.

1.

Master Account may be deemed to be the beneficial owner of approximately 5.8% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2.

Capital Partners (100) may be deemed to be the beneficial owner of approximately 0.8% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

3.

Advisors may be deemed to be the beneficial owner of approximately 6.7% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

4.	MHRC may be deemed to be the beneficial owner of approximately 6.7% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

5.

Fund Management may be deemed to be the beneficial owner of approximately 6.7% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

6.

Holdings may be deemed to be the beneficial owner of approximately 6.7% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

7.

Dr. Rachesky may be deemed to be the beneficial owner of approximately 6.7% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below each signatory certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2022

MHR Capital Partners Master Account LP

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR ADVISORS LLC

By:	/s/ Janet Yeung
Name:Janet Yeung
Title:Authorized Signatory

MHRC LLC

By:	/s/ Janet Yeung
Name:Janet Yeung
Title:Authorized Signatory

MHR FUND MANAGEMENT LLC

By:	/s/ Janet Yeung
Name:Janet Yeung
Title:Authorized Signatory

MHR HOLDINGS LLC

By:	/s/ Janet Yeung
Name:Janet Yeung
Title: Authorized Signatory

MARK H. RACHESKY, M.D.

By:	/s/ Janet Yeung, Attorney in Fact

EXHIBIT INDEX

99.1	Joint Filing Agreement, dated as of December 30, 2022, by and among Master Account, Advisors, MHRC, Fund Management, Holdings, and Dr. Rachesky.